UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)

                                Gravity Co., Ltd.
          -------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value Won 500 Per Share

            Shares of Common Stock in the form of American
                               Depository Shares*
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    38911N107
            ---------------------------------------------------------
                                 (CUSIP Number)

                          Moon Capital Master Fund Ltd.
                         c/o Moon Capital Management LP
                           499 Park Avenue, 8th Floor
                               New York, NY 10022
                          Attention: Richard Walz, Esq.
                                 General Counsel
                                 (212) 652-4567

                                 with a copy to:
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                          Attention: Sey-Hyo Lee, Esq.
                                 (212) 408-5100
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 August 4, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)
--------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |X|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


---------------------------------
* Each American Depository Share represents one-fourth of one share of common stock, par value Won 500 per share (the "Common Stock").

                                  SCHEDULE 13D
-------------------                                           ------------------
CUSIP No. 38911N107                                           Page 2 of 9 Pages
-------------------                                           ------------------

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Moon Capital Master Fund Ltd.
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [X]
                                                                    (b) [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          OO
--------- ----------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)                                                  [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
------------------- ------- ----------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER

     SHARES                 -0-
                    ------- ----------------------------------------------------
   BENEFICIALLY       8     SHARED VOTING POWER

     OWNED BY               504,630*
                    ------- ----------------------------------------------------
       EACH           9     SOLE DISPOSITIVE POWER

    REPORTING               -0-
                    ------- ----------------------------------------------------
      PERSON          10    SHARED DISPOSITIVE POWER

       WITH                 504,630*
------------------- ------- ----------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          504,630*
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                        [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.25% of outstanding shares of Common Stock
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          CO
--------- ----------------------------------------------------------------------


--------------------------------
* Includes 105,971 shares of Common Stock and 1,594,636 American Depository Shares ("ADSs") representing 398,659 shares of Common Stock.

                                  SCHEDULE 13D
-------------------                                           ------------------
CUSIP No. 38911N107                                           Page 3 of 9 Pages
-------------------                                           ------------------

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Moon Capital Leveraged Master Fund Ltd.
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [X]
                                                                    (b) [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          OO
--------- ----------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)                                                  [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
------------------- ------- ----------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER

     SHARES                 -0-
                    ------- ----------------------------------------------------
   BENEFICIALLY       8     SHARED VOTING POWER

     OWNED BY               87,307*
                    ------- ----------------------------------------------------
       EACH           9     SOLE DISPOSITIVE POWER

    REPORTING               -0-
                    ------- ----------------------------------------------------
      PERSON          10    SHARED DISPOSITIVE POWER

       WITH                 87,307*
------------------- ------- ----------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          87,307*
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                        [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.25% of outstanding shares of Common Stock
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          CO
--------- ----------------------------------------------------------------------


--------------------------------
*    Represents 349,228 ADSs.

                                  SCHEDULE 13D
-------------------                                           ------------------
CUSIP No. 38911N107                                           Page 4 of 9 Pages
-------------------                                           ------------------

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Moon Capital Management LP
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [X]
                                                                    (b) [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          OO
--------- ----------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)                                                  [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
------------------- ------- ----------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER

     SHARES                 -0-
                    ------- ----------------------------------------------------
   BENEFICIALLY       8     SHARED VOTING POWER

     OWNED BY               591,937*
                    ------- ----------------------------------------------------
       EACH           9     SOLE DISPOSITIVE POWER

    REPORTING               -0-
                    ------- ----------------------------------------------------
      PERSON          10    SHARED DISPOSITIVE POWER

       WITH                 591,937*
------------------- ------- ----------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          591,937*
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                        [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.5% of outstanding shares of Common Stock
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          PN
--------- ----------------------------------------------------------------------


--------------------------------
* Includes 105,971 shares of Common Stock and 1,943,864 ADSs representing 485,966 shares of Common Stock.

                                  SCHEDULE 13D
-------------------                                           ------------------
CUSIP No. 38911N107                                           Page 5 of 9 Pages
-------------------                                           ------------------

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          JWM Capital LLC
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [X]
                                                                    (b) [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          OO
--------- ----------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)                                                  [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
------------------- ------- ----------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER

     SHARES                 -0-
                    ------- ----------------------------------------------------
   BENEFICIALLY       8     SHARED VOTING POWER

     OWNED BY               591,937*
                    ------- ----------------------------------------------------
       EACH           9     SOLE DISPOSITIVE POWER

    REPORTING               -0-
                    ------- ----------------------------------------------------
      PERSON          10    SHARED DISPOSITIVE POWER

       WITH                 591,937*
------------------- ------- ----------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          591,937*
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                        [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.5% of outstanding shares of Common Stock
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          OO
--------- ----------------------------------------------------------------------


--------------------------------
* Includes 105,971 shares of Common Stock and 1,943,864 ADSs representing 485,966 shares of Common Stock.

                                  SCHEDULE 13D
-------------------                                           ------------------
CUSIP No. 38911N107                                           Page 6 of 9 Pages
-------------------                                           ------------------

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          John W. Moon
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [X]
                                                                    (b) [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          OO
--------- ----------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)                                                  [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
------------------- ------- ----------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER

     SHARES                 -0-
                    ------- ----------------------------------------------------
   BENEFICIALLY       8     SHARED VOTING POWER

     OWNED BY               591,937*
                    ------- ----------------------------------------------------
       EACH           9     SOLE DISPOSITIVE POWER

    REPORTING               -0-
                    ------- ----------------------------------------------------
      PERSON          10    SHARED DISPOSITIVE POWER

       WITH                 591,937*
------------------- ------- ----------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          591,937*
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                        [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.5% of outstanding shares of Common Stock
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------


--------------------------------
* Includes 105,971 shares of Common Stock and 1,943,864 ADSs representing 485,966 shares of Common Stock.

CUSIP NO. 38911N107               SCHEDULE 13D               Page 7 of 9 Pages


     This Amendment No. 11 (this "Amendment No. 11") further amends and supplements the Schedule 13D dated March 28, 2006 filed by Moon Capital Master Fund Ltd., Moon Capital Management LP, JWM Capital LLC and Mr. John W. Moon (the "Schedule 13D") in connection with the American Depository Shares of Gravity Co., Ltd., as amended and supplemented by Amendment No. 1 to Schedule 13D dated May 4, 2006 ("Amendment No. 1"), Amendment No. 2 to Schedule 13D dated May 23, 2006 ("Amendment No. 2"), Amendment No. 3 to Schedule 13D dated June 1, 2006 ("Amendment No. 3"), Amendment No. 4 to Schedule 13D dated July 18, 2006 ("Amendment No. 4"), Amendment No. 5 to Schedule 13D dated July 31, 2006 ("Amendment No. 5"), Amendment No. 6 to Schedule 13D dated August 22, 2006 ("Amendment No. 6"), Amendment No. 7 to Schedule 13D dated August 25, 2006 ("Amendment No. 7"), Amendment No. 8 to Schedule 13D dated November 9, 2006 ("Amendment No. 8"), Amendment No. 9 to Schedule 13D dated November 20, 2006 ("Amendment No. 9"), and Amendment No. 10 to Schedule 13D dated July 8, 2009 ("Amendment No. 10") filed by Moon Capital Master Fund Ltd., Moon Capital Leveraged Master Fund Ltd., Moon Capital Management LP, JWM Capital LLC and Mr. John W. Moon in connection with the American Depository Shares and shares of common stock of Gravity Co., Ltd. Capitalized terms used in this Amendment No. 11 and not otherwise defined herein have the meanings assigned to such terms in Amendments Nos. 1 through 10 and/or the Schedule 13D.


Item 2.  Identity and Background.
         -----------------------

     The second paragraph of Item 2 is hereby amended and restated in its entirety as follows:

     The Master Fund, the Leveraged Fund, the Investment Manager, the IMGP and Mr. Moon are hereinafter sometimes collectively referred to as the "Reporting Persons". Any disclosures made herein with respect to persons or entities other than the Reporting Persons are made on information and belief. By virtue of the communications among the Reporting Persons and representatives of Ramius LLC (formerly named Ramius Capital Group, LLC) and certain of its affiliates (collectively the "Ramius Entities") and certain actions as to the matters more fully described in Item 4 and the Sharing Agreement, dated as of March 28, 2006, between the Reporting Persons and the Ramius Entities as to the sharing of certain information and expenses attached as an exhibit to the Schedule 13D, the Reporting Persons may be deemed to be a "group" with the Ramius Entities for purposes of the Securities Exchange Act of 1934, as amended (the "Act"). On the basis of information provided to the Reporting Persons by the Ramius Entities, the Reporting Persons believe that the Ramius Entities are the beneficial owners of an aggregate of 921,516 ADSs and 105,973 shares of Common Stock representing in the aggregate approximately 4.9% of the outstanding shares of Common Stock. The Reporting Persons expressly disclaim beneficial ownership of securities held by any person or entity other than the various accounts under the Reporting Persons' management and control. The securities reported herein as being beneficially owned by the Reporting Persons do not include any securities held by the Ramius Entities (including but not limited to accounts or entities under its control) or any other person or entity other than the various entities and accounts under the Reporting Persons' management and control.

CUSIP NO. 38911N107               SCHEDULE 13D               Page 8 of 9 Pages


Item 7.  Material to be Filed as Exhibits.
         --------------------------------

Exhibit 1. Joint Filing Agreement Pursuant to Rule 13d-1(k) is incorporated by reference to Exhibit 1 to Amendment No. 2 to Schedule 13D.

Exhibit 2. Sharing Agreement dated as of March 28, 2006 between the Reporting Persons and the Ramius Entities is incorporated by reference to
              Exhibit 2 to Schedule 13D.

Exhibit 3.    Press Release dated May 24, 2006 is incorporated by reference to
              Exhibit 3 to Amendment No. 2 to Schedule 13D.

Exhibit 4.    Press Release dated June 1, 2006 is incorporated by reference to
              Exhibit 4 to Amendment No. 3 to Schedule 13D.

Exhibit 5.    Press Release dated July 19, 2006 is incorporated by reference to
              Exhibit 5 to Amendment No. 4 to Schedule 13D.

Exhibit 6. Press Release dated August 22, 2006 is incorporated by reference to Exhibit 6 to Amendment No. 6 to Schedule 13D.

Exhibit 7.    Preliminary Proxy Statement in connection with the
              Extraordinary General Meeting of Shareholders of Gravity to be held on December 26, 2006 is incorporated by reference to Exhibit 7 to Amendment No. 9 to Schedule 13D.

Exhibit 8. Press Release dated November 20, 2006 is incorporated by reference to Exhibit 8 to Amendment No. 9 to Schedule 13D.

CUSIP NO. 38911N107               SCHEDULE 13D               Page 9 of 9 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.



Dated:  August 7, 2009                  /s/ John W. Moon
                                       ------------------------------------
                                       John W. Moon, individually and as
                                       managing member of JWM Capital LLC, for
                                       itself and as the general partner of Moon
                                       Capital Management LP, for itself and as
                                       the investment manager of Moon Capital
                                       Master Fund Ltd. and Moon Capital
                                       Leveraged Master Fund Ltd.